Exhibit (h)(3)

FEE WAIVER AGREEMENT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

August 12, 2008

Pacific Investment Management Company LLC

840 Newport Center Drive

Newport Beach, California 92660

Re:	PIMCO Global Multi-Asset Portfolio (the “Portfolio”)

Dear Sirs:

This will confirm the agreement between the undersigned (the “Trust”) and Pacific Investment Management Company LLC (“PIMCO”), as follows:

1. The Trust is an open-end investment company which has multiple separate investment portfolios. This Agreement shall pertain to the Portfolio, a series of the Trust.

2. The Trust, for and on behalf of the Portfolio and in accordance with the Portfolio’s investment objectives and restrictions, as specified in the Portfolio’s prospectus, may invest a portion of the Portfolio’s assets in certain series of PIMCO Funds (“Underlying Funds”).

3. Pursuant to an Investment Advisory Contract dated May 5, 2000 and supplemented August 12, 2008 (“Investment Advisory Contract”), between the Trust and PIMCO, the Trust has retained PIMCO to provide the Trust with investment advisory services. Pursuant to the Investment Advisory Contract, the Portfolio pays to PIMCO a monthly advisory fee at an annual rate set forth in Exhibit A to the Investment Advisory Contract (“Advisory Fee”).

4. Pursuant to the Supervision and Administration Agreement dated August 11, 2008 and supplemented August 12, 2008 (“Supervision and Administration Agreement”), between the Trust and PIMCO, the Trust has retained PIMCO to provide or procure supervisory and administrative and other services to the Trust and its shareholders. Pursuant to the Supervision and Administration Agreement, the Portfolio pays to PIMCO a monthly supervisory and administrative fee at the annual rates in respect of one or more classes of the Portfolio specified in the Supervision and Administration Agreement (“Supervisory and Administrative Fee”).

5. Pursuant to an Investment Advisory Contract between PIMCO Funds and PIMCO dated May 5, 2000, as restated August 19, 2003 (the “PIMCO Funds Investment Advisory Contract”), each Underlying Fund pays to PIMCO a separate advisory fee for investment advisory services provided by PIMCO. Pursuant to a Supervision and Administration Agreement between PIMCO Funds and PIMCO dated August 11, 2008 (the “PIMCO Funds Supervision and Administration Agreement”), each Underlying Fund also pays to PIMCO a separate supervisory and administrative fee for supervisory and administrative and other services provided or procured by PIMCO to the Underlying Fund and its shareholders. The advisory fees and supervisory and administrative fees paid by the Underlying Funds are collectively referred to herein as “Underlying Fund Fees.”

6. The Portfolio indirectly pays its proportionate share of the Underlying Fund Fees charged by PIMCO to the Underlying Funds in which the Portfolio invests.

7. In consideration of the Underlying Fund Fees indirectly paid by the Portfolio, each day PIMCO agrees to waive irrevocably all or any portion of: (i) first, the Supervisory and Administrative Fee that would otherwise be paid by the Portfolio to PIMCO in an amount equal to the amount of the Underlying Fund Fees, if any, indirectly paid by the Portfolio at the Underlying Fund level; and (ii) second, to the extent necessary, the Advisory Fee that would otherwise be paid by the Portfolio to PIMCO in an amount equal to the amount of the Underlying Fund Fees, if any, indirectly paid by the Portfolio at the Underlying Fund level. In no event will PIMCO be required to waive fees or reimburse the Portfolio for any amount in excess of accrued aggregate Portfolio Supervisory and Administrative Fees and Advisory Fees attributable to any day.

8. This Agreement shall become effective on August 12, 2008, shall have an initial term through March 31, 2009, and shall apply for each fiscal year thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at the above address of the termination of the Agreement, which notice shall be received by the Trust at least 30 days prior to the end of the then current term. In addition, this Agreement shall terminate upon termination of the Investment Advisory Contract or the Supervision and Administration Agreement, each with respect to the Portfolio, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO at its principal place of business.

9. Nothing herein contained shall be deemed to require the Trust or the Portfolio to take any action contrary to the Trust’s Trust Instrument or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Portfolio.

10. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, Supervisory and Administrative Fee or Underlying Fund Fees, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract, Supervision and Administration Agreement, the PIMCO Funds Investment Advisory Contract, the PIMCO Funds Supervision and Administration Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract, Supervision and Administration Agreement, PIMCO Funds Investment Advisory Contract, PIMCO Funds Supervision and Administration Agreement or the 1940 Act.

11. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

12. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Portfolio. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to the Portfolio, as provided in the Trust’s Trust Instrument dated October 3, 1997, and as amended from time to time.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO Variable Insurance Trust

By:
Name:
Title:

ACCEPTED AND AGREED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name:
Title: